SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 28 November, 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






Bank of Ireland and HP Sign $600 Million Contract for Global IT Outsourcing Services

Seven-year contract includes managed services, consulting and integration services, and customer support services

DUBLIN, Ireland, and PALO ALTO, Calif., Nov. 28, 2003 - Bank of Ireland and HP (NYSE:HPQ) today announced that they have signed a seven-year, $600 million contract for global IT services, one of the largest outsourcing deals ever in Ireland and the United Kingdom.

Following a competitive bid process, HP was selected for exclusive contract negotiation in April of this year. During the intervening period, an extensive due diligence phase has been undertaken and relevant regulatory approvals have been sought and granted by the Irish Financial Services Regulatory Authority and the Financial Services Authorities in the UK.

HP Services will manage the bank's entire IT infrastructure, including desktop systems, servers, mainframes, local area networks, printing operations and service desk.

HP will provide solutions and services based on its Adaptive Enterprise strategy, designed to help companies measure, architect and manage change by creating a tighter linkage between business and IT. HP Services will help the bank to minimize operating costs and reduce volume consumption.

"Completion of this contract marks the culmination of a lengthy process, during which Bank of Ireland assessed a number of potential service providers," said Cyril Dunne, Group Chief Information Office, Bank of Ireland. "We chose HP because of its proven managed services capability, its presence as a large IT services provider in Ireland and its attractive plan for the transfer and subsequent welfare of Bank of Ireland's IT staff. The contract supports our ambition to maintain industry-leading IT capability and greater certainty around IT costs."

"HP's relationship with the Bank of Ireland reinforces our position as a global leader in IT services," said Ann Livermore, executive vice president, HP Services. "It is another example of our continued commitment to helping customers enjoy a more flexible and adaptive IT environment while helping to lower their business expenses."

Approximately 500 employees will transition from Bank of Ireland to HP as part of the contract.

For further information:

David Holden                              Brad Bass
Bank of Ireland Group                     HP
+00353 1 6043833                          +1 240 744 8119



END




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 28 November, 2003